March 15, 2006

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.
Registration Statement on Form S-1
Filed February 10, 2006
File No. 33-131720

ATT:    Hugh Fuller

Gentlemen:

We are in receipt of your comment letter, dated March 9, 2006 (the “Comment Letter”), on the captioned registration statement (the “Registration Statement”). We are filing herewith, via EDGAR and by hand delivery of a red-line thereof to Mr. Fuller, Amendment No. 1 to the Registration Statement (the “Amendment”), which is responsive to the comments in the Comment Letter.

To explain the changes that were made, or to respond supplementally to the questions posed in the Comment Letter, the following corresponds to the numbered paragraphs in the Comment Letter:

1.	We have specifically listed each of the filings that we are incorporating by reference, specifically our two most recent reports on Form 10-Q and two recent reports on Form 8-K.

2.	We have added, under “Selling Stockholders,” a full description of the terms of the transactions in which the selling stockholders acquired or will acquire our underlying common stock, including a materially complete description of the terms of the securities and agreements that entitle the selling security holders to acquired additional securities being registered for resale, a portion of which is accomplished by reference to the section entitled “DESCRIPTION OF SECURITIES – Preferred Stock.”

3.	None of the selling stockholders, including Mr. Robert Stafford, is a registered broker-dealer.

4.	The person holding voting and dispositive power over the shares held by Menke Family LLLP and Menke Family Trust has been disclosed.

5.	The response to this item has been amended by adding disclosures regarding other sales of unregistered securities within the past three years.

6.	The undertakings have been revised as requested.

7.	The opinion regarding legality of the shares being offered is included as Exhibit 5.

We would like to file an acceleration request this week, with a view toward having the Registration Statement declared effective on Monday, March 20, 2006. Please advise if this timetable would be convenient for the Commission and its staff.

Sincerely,

/s/ Christopher Olander
Christopher Olander Executive Vice President and
General Counsel